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Exhibit 12.1

PDC ENERGY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
	(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$(17,705)	$(339,432)	$(393,123)	$(106,588)	$177,228	$(32,963)
Fixed charges (see below)	21,849	89,434	69,840	55,844	53,512	54,002
Amortization of capitalized interest	675	3,190	3,463	2,486	1,379	1,096
Interest capitalized	(2,018)	(5,049)	(4,489)	(5,060)	(3,468)	(1,709)

Total adjusted earnings (loss) available for fixed charges	$2,801	$(251,857)	$(324,309)	$(53,318)	$228,651	$20,426

Fixed Charges
Interest and debt expense(a)	$17,529	$78,694	$61,972	$47,571	$47,842	$50,143
Interest capitalized	2,018	5,049	4,489	5,060	3,468	1,709
Interest component of rental expense(b)	2,302	5,691	3,379	3,213	2,202	2,150

Total fixed charges	$21,849	$89,434	$69,840	$55,844	$53,512	$54,002

Ratio of Earnings to Fixed Charges	— (c)	— (c)	— (c)	— (c)	4.3x	— (c)

(a)
Represents interest expense on long-term debt and amortization of debt discount and issuance costs.

(b)
Represents the portion of rental expense which we believe represents an interest component.

(c)
For the three months ended March 31, 2018 and the years ended December 31, 2017, 2016, 2015, and 2013, earnings were insufficient to cover total fixed charges by $19.0 million, $341.3 million, $394.1 million, $109.2 million, and $33.6 million, respectively.

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  Exhibit 12.1
PDC ENERGY, INC. Statement of Computation of Ratio of Earnings to Fixed Charges